Exhibit 99.1

August 17, 2017

Globant Reports 2017 Second Quarter Results

Solid Revenue Growth, Expansion Continues in Europe and the United States

San Francisco, CA / August 17, 2017 - Globant (NYSE: GLOB), a digitally-native technology services company focused on creating digital journeys, today announced results for the three and six months ended June 30, 2017.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Second quarter 2017 highlights

●	Revenue increased to a record $99.6 million, representing 24.6% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $37.9 million (38.1% Non-IFRS Adjusted Gross Profit Margin), an increase of $3.8 million compared to $34.1 million for the second quarter of 2016 (42.6% Non-IFRS Adjusted Gross Profit Margin).
●	Non-IFRS Adjusted Net Income was $9.6 million (9.6% Non-IFRS Adjusted Net Income Margin), compared to a profit of $10.2 million for the second quarter of 2016 (12.7% Non-IFRS Adjusted Net Income Margin).
●	Non-IFRS Adjusted Diluted EPS was $0.27 per share (based on an average of 36.0 million diluted shares), compared to Non-IFRS Adjusted Diluted EPS of $0.29 for the second quarter of 2016 (based on an average of 35.2 million diluted shares).

Six months ended June 30, 2017 highlights

●	Revenue for the period increased to $188.3 million, representing 22.9% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $72.5 million (38.5% Non-IFRS Adjusted Gross Profit Margin), an increase of $5.4 million compared to $67.1 million (43.8% Non-IFRS Adjusted Gross Profit Margin) in the first six months of 2016.
●	Non-IFRS Adjusted Net Income was $19.3 million (10.2% Non-IFRS Adjusted Net Income Margin), an increase of $0.7 million, compared to a profit of $18.6 million (12.1% Non-IFRS Adjusted Net Income Margin) in the first six months of 2016.
●	Non-IFRS Adjusted Diluted EPS was $0.54 per share (based on an average of 36.0 million diluted shares during the first six months of the 2017), an increase of $0.01 compared to Non-IFRS Adjusted Diluted EPS of $0.53 for the first six months of 2016 (based on an average of 35.2 million diluted shares during the first six months of the 2016).

“Q2 resulted in another record quarter in terms of revenues and financial results in line with our guidance. Our revenue for the quarter amounted to $99.6 million, representing a robust 24.6% year-over-year growth. Our 50 squared initiative continues to perform according to our expectations. Our European operations expanded aggressively compared to Q2 2016 and, with the recent acquisition of PointSource, we continue expanding our service offerings and footprint in the United States. This quarter, we added a number of high potential accounts in the Banking, Financial services and Insurance industry, among others,” said Martín Migoya, Globant’s CEO and co-founder.

“During Q2, we continue to see a strong demand coming from companies looking to achieve digital transformations. Organizations keep searching for ways to connect emotionally with their customers through digital journeys, propelled by emerging technologies such as artificial intelligence. Our Studio model continues to be a key driver to hold a leadership position, making us an ideal partner when facing these transformations,” added Martín Migoya.

"Q2 was another quarter of revenue growth above 20% and, more importantly, one where demand for our services continued to expand. This translated into an aggressive +368 net headcount increase during the quarter. We continue to experience sustained demand for our digital offerings and we also see traction from our strategic accounts. Regarding margins, we experienced some FX headwinds during the first half of 2017 as many of the currencies of the countries in which we operate appreciated against the USD. We will continue diversifying our talent base across regions to manage margins. At the same time, we will maintain disciplined spending and carefully manage our SG&A, while investing in training and developing emerging technologies expertise for the long run,” explained Alejandro Scannapieco, Globant’s CFO.

Globant completed the second quarter with 6,223 Globers, 5,772 of whom were IT professionals. The geographic revenue breakdown for the second quarter was as follows: 78.5% from North America (top country: US), 12.3% from Europe (top country: Spain) and 9.2% from Latin America and others (top country: Chile). 87.6% of Globant’s revenue for the second quarter was denominated in US dollars, and the remaining 12.4% was denominated in other currencies, including GB pounds, Euros and other Latin American currencies.

During the last 12 months ended June 30, 2017, Globant served 331 customers, 76 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top 5 customers and top 10 customers represented 10.1%, 31.6% and 43.9% of second quarter revenues, respectively.

Cash and cash equivalents and investments as of June 30, 2017 decreased to $36.3 million from $59.9 million as of December 31, 2016, while borrowings amounted to $10.3 million as of June 30, 2017 compared to $0.2 million as of December 31, 2016. Current assets as of June 30, 2017 amounted to $131.4 million, accounting for 39.2% of total assets. Finally, as of June 30, 2017, 34.9 million common shares were issued and outstanding.

2017 Third Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the third quarter and the full year of 2017:

●	Third quarter revenue is estimated to be between $103-$105 million, implying 26.3% year-over-year growth at the midpoint of the range.
●	Third quarter 2017 Non-IFRS diluted EPS is estimated to be in the range of $0.32-$0.36 (assuming an average of 36.2 million diluted shares outstanding during the third quarter).
●	Fiscal year 2017 revenue is estimated to be in the range of $397-$403 million, implying 23.9% year-over-year revenue growth at the midpoint of the range.
●	Fiscal year 2017 Non-IFRS diluted EPS is estimated to be in the range of $1.22-$1.30 (assuming an average of 36.2 million diluted shares outstanding during 2017).

Conference Call and Webcast

Martín Migoya and Alejandro Scannapieco will discuss the Q2 2017 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in number and on our investor relations website after the call.

About Globant

Globant (NYSE: GLOB) is a digitally native technology services company that creates digital journeys for its customers, which impact millions of consumers. Globant is the place where engineering, design, and innovation meet scale.

Globant has more than 6,223 professionals in 12 countries working for companies like Google, JWT, EA and Coca Cola, among others.

Globant was named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape Report (2016), and its client work has been featured as business case studies at Harvard University, Massachusetts Institute of Technology and Stanford University. For more information visit www.globant.com.

Non-IFRS Financial Information

The financial information in this press release has been prepared consistently with International Accounting Standards 34, “Interim Financial Reporting”. The financial information in this press release have not been audited.

Globant provides non-IFRS financial measures to complement reported IFRS results, in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense and depreciation and amortization. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its unaudited interim consolidated statement of financial position as of June 30, 2017 and December 31, 2016 and its unaudited interim consolidated statement of profit or loss and other comprehensive income for the three and six month periods ended June 31, 2017 and 2016, prepared in accordance with IAS 34.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, Non-IFRS results of operations and Non-IFRS earnings per share, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels and the level of attrition of our IT professionals; the pricing structures we use for our client contracts; the general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier).

Globant S.A.

Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Revenues	99,589	79,926	188,331	153,252
Cost of revenues	(65,243)	(47,163)	(120,737)	(88,521)
Gross profit	34,346	32,763	67,594	64,731

Selling, general and administrative expenses	(29,128)	(20,319)	(53,023)	(38,088)
Impairment of tax credits	(1,586)	-	(1,586)	-
Profit from operations	3,632	12,444	12,985	26,643

Finance income	2,037	4,203	4,122	11,089
Finance expense	(3,301)	(5,686)	(5,436)	(13,133)
Finance expense, net	(1,264)	(1,483)	(1,314)	(2,044)

Other income, net	680	651	2,408	654
Profit before income tax	3,048	11,612	14,079	25,253

Income tax	(950)	(2,674)	(3,125)	(8,399)
Net income for the period	2,098	8,938	10,954	16,854

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(238)	742	(78)	1,151
- Net fair value loss on available-for-sale financial assets	(2)	(948)	5	(20)
Total comprehensive income for the period	1,858	8,732	10,881	17,985

Net income attributable to:
Owners of the Company	2,120	742	10,987	1,151
Non-controlling interest	(22)	(948)	(33)	(20)
Net income for the period	2,098	(206)	10,954	1,131

Total comprehensive income for the period attributable to:
Owners of the Company	1,880	8,923	10,914	16,863
Non-controlling interest	(22)	15	(33)	(9)
Total comprehensive income for the period	1,858	8,938	10,881	16,854

Earnings per share
Basic	0.06	0.26	0.32	0.49
Diluted	0.06	0.25	0.30	0.48
Weighted average of outstanding shares (in thousands)
Basic	34,794	34,317	34,738	34,270
Diluted	36,034	35,230	35,979	35,182

Globant S.A.

Condensed Interim Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	June 30, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	29,841	50,532
Investments	6,437	9,355
Trade receivables	77,230	54,170
Other receivables	16,990	18,869
Other financial assets	900	900
Total current assets	131,398	133,826

Non-current assets
Other receivables	35,347	27,465
Deferred tax assets	10,414	7,691
Investment in associates	1,550	800
Other financial assets	555	319
Property and equipment	38,759	35,676
Intangible assets	13,911	13,791
Goodwill	103,097	65,180
Total non-current assets	203,633	150,922
TOTAL ASSETS	335,031	284,748

LIABILITIES
Current liabilities
Trade payables	8,631	5,603
Payroll and social security taxes payable	30,570	30,328
Borrowings	10,280	217
Other financial liabilities	26,584	12,602
Tax liabilities	3,698	6,249
Other liabilities	8	-
Total current liabilities	79,771	54,999

Non-current liabilities
Other financial liabilities	21,093	19,224
Other liabilities	20	20
Provisions for contingencies	1,216	1,945
Total non-current liabilities	22,329	21,189
TOTAL LIABILITIES	102,100	76,188

Capital and reserves
Issued and paid-in capital	41,911	41,576
Additional paid-in capital	75,945	62,790
Other reserves	(1,034)	(961)
Retained earnings	116,106	105,119
Total equity attributable to owners of the Company	232,928	208,524
Non-controlling interests	3	36
Total equity	232,931	208,560
TOTAL EQUITY AND LIABILITIES	335,031	284,748

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Reconciliation of adjusted gross profit
Gross Profit	34,346	32,763	67,594	64,731
Depreciation and amortization expense	1,097	1,015	2,199	1,929
Share-based compensation expense	2,452	304	2,730	448
Adjusted gross profit	37,895	34,082	72,523	67,108
Adjusted gross profit margin	38.1%	42.6%	38.5%	43.8%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(29,128)	(20,319)	(53,023)	(38,088)
Depreciation and amortization expense	2,885	1,433	5,481	2,767
Share-based compensation expense	3,429	935	4,028	1,286
Adjusted selling, general and administrative expenses	(22,814)	(17,951)	(43,514)	(34,035)
Adjusted selling, general and administrative expenses as % of revenues	(22.9)%	(22.5)%	(23.1)%	(22.2)%

Reconciliation of Adjusted Profit from Operations
Operating Profit	3,632	12,444	12,985	26,643
Impairment of tax credits	1,586	-	1,586	-
Share-based compensation expense	5,881	1,239	6,758	1,734
Adjusted Profit from Operations	11,099	13,683	21,329	28,377
Adjusted Profit from Operations margin	11.1%	17.1%	11.3%	18.5%

Reconciliation of Net income for the period
Net income for the period	2,098	8,938	10,954	16,854
Impairment of tax credits	1,586	-	1,586	-
Share-based compensation expense	5,881	1,239	6,758	1,734
Adjusted Net income	9,565	10,177	19,298	18,588
Adjusted Net income margin	9.6%	12.7%	10.2%	12.1%

Calculation of Adjusted Diluted EPS
Adjusted Net income	9,565	10,177	19,298	18,588
Diluted shares	36,034	35,230	35,979	35,182
Adjusted Diluted EPS	0.27	0.29	0.54	0.53

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017

Total Employees	5,380	5,421	5,631	5,855	6,223
IT Professionals	4,932	4,983	5,219	5,421	5,772

North America Revenue %	81.1	81.4	78.9	78.9	78.5
Latin America and Others Revenue %	10.7	9.4	9.6	9.9	9.2
Europe Revenue %	8.2	9.2	11.5	11.2	12.3

USD Revenue %	90.9	89.7	88.0	88.6	87.6
Other Currencies Revenue %	9.1	10.3	12.0	11.4	12.4

Top Customer %	10.0	10.4	9.4	9.7	10.1
Top 5 Customers %	34.2	33.9	33.3	31.1	31.6
Top 10 Customers %	46.4	46.8	45.8	43.7	43.9

Customers Served (Last Twelve Months)	366	354	340	336	331
Customers with >$1M in Revenue (Last Twelve Months)	57	61	60	67	76

Investor Relations Contact:

Paula Conde, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant